UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated September 3, 2008
2.	Material Change Report dated September 3, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

2400 - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca	TRADING SYMBOL: TSXV – BUF.U OTC\BB – BYBUF Frankfurt – B4K

BUFFALO GOLD RECEIVES RESOURCE ESTIMATE FOR FURTEI MINE

Vancouver, B.C. - September 3rd, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce the first NI 43-101 compliant resource estimate at the Furtei gold mine in Sardinia, Italy.    The resource estimate includes Measured and Indicated sulphide resources of 425,800 ounces gold, including 5.73 million tonnes at 2.3 g/t gold, 0.24% copper and 3.06 g/t silver at a 1 g/t gold cut-off.

The resource estimate was completed by Wardrop Engineering Inc. in compliance with NI 43-10, and will be included in a Technical Report to be filed on SEDAR shortly.   The resource estimate is based on 1,568 drill holes and 1,034 sample trenches that were completed during the period 1990 to 2004. The programs identified 11 distinct ore deposits on the property.  Details of the resource estimate are contained in Table 2 below.  The majority of the resource comes from the gold-copper and gold-pyrite sulphide mineralization.   Buffalo recently announced an arrangement with MRI Trading AG (“MRI”) of Zug, Switzerland for the sale of all sulphide concentrates produced for the life of the Furtei mine (see Buffalo Gold news release dated July 9th, 2008).

“We are pleased to have this completed as it forms the basis for the feasibility study we have undertaken,” commented Mr. McEwen. “This estimate confirms our internal calculations of the current resources and we anticipate delineating additional resources as we explore on the property.”

Buffalo, with help from Wardrop, has commenced a feasibility study at Furtei, expected to be completed by the fourth quarter of 2008.  The study will incorporate this resource estimate, and include an updated mine plan as well as capital and operating costs of the project.    As part of the feasibility work Buffalo is drilling holes for metallurgical testing of the ore bodies.   The first of these holes drilled through the Su Coru ore body returned assay results of 74 metres of 7.07 g/t gold and 1.6% copper.   This is significantly higher in grade than the average from the resource estimate at Su Coru of 3.77 g/t gold and 1.05% copper, and indicates a possible opportunity to increase resources at that deposit.

 Table 1.  Results of Metallurgical Drilling at Su Coru

	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CODM001	73	147	74	7.07	1.6
Including	93	95	2	11.97	2.4
And	106	109	8	44.27	7.0
And	114	115	1	42.20	5.6
And	137	144	7	10.57	2.4

Samples were analysed by four labs in Sardinia, Tuscany, France and Ireland.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for copper.

In addition to the feasibility study, Buffalo has an exploration drill program underway, as detailed in the news release of March 19th, 2008.   Buffalo has so far completed 1,608 m of diamond and 651 m of RC drilling.   First results are expected to be available in the next month.

Resource Estimate Methodologies

This resource estimate was completed by Wardrop Engineering Inc. in compliance with National Instrument 43-101 (NI 43-101), and is based on historic data at Furtei — no current drilling has been completed or incorporated in this resource estimate.  Wardrop reviewed and updated the geological model for each of the deposits.  A NI 43-101 compliant Technical Report is underway and will be posted on SEDAR upon completion.

The drillholes were coded based on the geological interpretation.  A capping strategy was developed based on these selected drillholes to minimize the metal at risk.  Wardrop capped assays before compositing.  The composite length was 1.25 meters.  A minimum of three composites were used for grade estimation along with a maximum of eight composites.  A maximum of two composites were used from each drillhole.

Wardrop Engineering Inc. reported resources using a cut-off grade of 1.00 g/t Au. The grade interpolation was based on Inverse Distance Weighting Squared.  Validation models were also completed using Inverse Distance Weighting Cubed and Nearest Neighbour interpolation methods.  A bulk density of 2.00 g/cc was used for the Oxide resources and 2.48 g/cc for the Sulphide resources.

The classification was based on the drill spacing:  Indicated Resources used a minimum of two drillholes with the nearest composite within 30 meters.  The remaining blocks were classified as Inferred Resources.  Inferred Resource blocks were also based on a minimum of two drillholes used for grade estimation.

Table 2.  Sulphide Resources for Furtei Mine (August 11th, 2008)

Measured and Indicated Resources at 1.00 g/t Au Cap cut-off
	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade (%)	Grade (g/t)
Au-Cu ore	2,673.5	2.717	233.5	0.52	0.12	3.89
Au-Py ore	3,054.9	1.957	192.2	-	-	2.33
TOTALS	5,728.4	2.312	425.8	0.24	0.06	3.06

Inferred Resources at 1.00 g/t Au Cap cut-off
	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade (%)	Grade (g/t)
Au-Cu ore	65.9	3.151	6.7	0.48	0.20	7.80
Au-Py ore	284.8	1.771	16.2	-	-	1.83
TOTALS	350.7	2.030	22.9	0.22	0.09	4.61

The following capping levels were used in the resource calculations:

	Au (g/t)	Cu (%)	As (%)	Ag (g/t)
Au-Cu Deposits	70	20	6	190
Py-Au Deposits	25	-	-	40

Tim Maunula, P.Geo., was the Qualified Person responsible for the grade estimation on the Is Concas, Su Coru, Nord, Est, S’Arruga, Cima, Cima West, Su Masoni, Sa Perrima, Coronas Arrubias and Bruncu Murdegu deposits.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

_______________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

2400 - 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

September 3, 2008

Item 3

News Release

A press release was issued on September 3, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo announces the first National Instrument (NI) 43-101 compliant resource estimate at the Furtei gold mine in Sardinia, Italy.

Item 5

Full Description of Material Change

See Schedule “A” attached.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

September 3, 2008

SCHEDULE “A”

Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce the first NI 43-101 compliant resource estimate at the Furtei gold mine in Sardinia, Italy.    The resource estimate includes Measured and Indicated sulphide resources of 425,800 ounces gold, including 5.73 million tonnes at 2.3 g/t gold, 0.24% copper and 3.06 g/t silver at a 1 g/t gold cut-off.

The resource estimate was completed by Wardrop Engineering Inc. in compliance with NI 43-10, and will be included in a Technical Report to be filed on SEDAR shortly.   The resource estimate is based on 1,568 drill holes and 1,034 sample trenches that were completed during the period 1990 to 2004. The programs identified 11 distinct ore deposits on the property.  Details of the resource estimate are contained in Table 2 below.  The majority of the resource comes from the gold-copper and gold-pyrite sulphide mineralization.   Buffalo recently announced an arrangement with MRI Trading AG (“MRI”) of Zug, Switzerland for the sale of all sulphide concentrates produced for the life of the Furtei mine (see Buffalo Gold news release dated July 9th, 2008).

“We are pleased to have this completed as it forms the basis for the feasibility study we have undertaken,” commented Mr. McEwen. “This estimate confirms our internal calculations of the current resources and we anticipate delineating additional resources as we explore on the property.”

Buffalo, with help from Wardrop, has commenced a feasibility study at Furtei, expected to be completed by the fourth quarter of 2008.  The study will incorporate this resource estimate, and include an updated mine plan as well as capital and operating costs of the project.    As part of the feasibility work Buffalo is drilling holes for metallurgical testing of the ore bodies.   The first of these holes drilled through the Su Coru ore body returned assay results of 74 metres of 7.07 g/t gold and 1.6% copper.   This is significantly higher in grade than the average from the resource estimate at Su Coru of 3.77 g/t gold and 1.05% copper, and indicates a possible opportunity to increase resources at that deposit.

Table 1.  Results of Metallurgical Drilling at Su Coru

	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CODM001	73	147	74	7.07	1.6
Including	93	95	2	11.97	2.4
And	106	109	8	44.27	7.0
And	114	115	1	42.20	5.6
And	137	144	7	10.57	2.4

Samples were analysed by four labs in Sardinia, Tuscany, France and Ireland.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for copper.

In addition to the feasibility study, Buffalo has an exploration drill program underway, as detailed in the news release of March 19th, 2008.   Buffalo has so far completed 1,608 m of diamond and 651 m of RC drilling.   First results are expected to be available in the next month.

Resource Estimate Methodologies

This resource estimate was completed by Wardrop Engineering Inc. in compliance with National Instrument 43-101 (NI 43-101), and is based on historic data at Furtei — no current drilling has been completed or incorporated in this resource estimate.  Wardrop reviewed and updated the geological model for each of the deposits.  A NI 43-101 compliant Technical Report is underway and will be posted on SEDAR upon completion.

The drillholes were coded based on the geological interpretation.  A capping strategy was developed based on these selected drillholes to minimize the metal at risk.  Wardrop capped assays before compositing.  The composite length was 1.25 meters.  A minimum of three composites were used for grade estimation along with a maximum of eight composites.  A maximum of two composites were used from each drillhole.

Wardrop Engineering Inc. reported resources using a cut-off grade of 1.00 g/t Au. The grade interpolation was based on Inverse Distance Weighting Squared.  Validation models were also completed using Inverse Distance Weighting Cubed and Nearest Neighbour interpolation methods.  A bulk density of 2.00 g/cc was used for the Oxide resources and 2.48 g/cc for the Sulphide resources.

The classification was based on the drill spacing:  Indicated Resources used a minimum of two drillholes with the nearest composite within 30 meters.  The remaining blocks were classified as Inferred Resources.  Inferred Resource blocks were also based on a minimum of two drillholes used for grade estimation.

Table 2.  Sulphide Resources for Furtei Mine (August 11th, 2008)

Measured and Indicated Resources at 1.00 g/t Au Cap cut-off
	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade (%)	Grade (g/t)
Au-Cu ore	2,673.5	2.717	233.5	0.52	0.12	3.89
Au-Py ore	3,054.9	1.957	192.2	-	-	2.33
TOTALS	5,728.4	2.312	425.8	0.24	0.06	3.06

Inferred Resources at 1.00 g/t Au Cap cut-off
	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade (%)	Grade (g/t)
Au-Cu ore	65.9	3.151	6.7	0.48	0.20	7.80
Au-Py ore	284.8	1.771	16.2	-	-	1.83
TOTALS	350.7	2.030	22.9	0.22	0.09	4.61

The following capping levels were used in the resource calculations:

	Au (g/t)	Cu (%)	As (%)	Ag (g/t)
Au-Cu Deposits	70	20	6	190
Py-Au Deposits	25	-	-	40

Tim Maunula, P.Geo., was the Qualified Person responsible for the grade estimation on the Is Concas, Su Coru, Nord, Est, S’Arruga, Cima, Cima West, Su Masoni, Sa Perrima, Coronas Arrubias and Bruncu Murdegu deposits.